DIVISION OF TRADING AND MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 15, 2008

Act	Securities Exchange Act of 1934
Section	10(b); 14(e)
Rule	10b-17; 14e-5; Reg M 101/102
Public Availability	December 15, 2008

Francine J. Rosenberger
K&L Gates LLP
1601 K Street, N.W.
Washington, D.C. 20006

Re: Direxion Shares ETF Trust
File No. TP 09-18

Dear Ms. Rosenberger:

In your letter dated December 15, 2008, as supplemented by conversations with the staff of the Division of Trading and Markets ("Staff"), Direxion Shares ETF Trust et al. (the "Trust") requests from the Staff certain relief with respect to Rules 10b-17 and 14e-5 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rules 101 and 102 of Regulation M. We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined, directly or by reference, in your letter, unless we note otherwise.

The Trust was organized on April 23, 2008, as a Delaware statutory trust. The Trust is registered with the Securities and Exchange Commission ("Commission") under the Investment Company Act of 1940, as amended, as an open-end management investment company. Each of the Trust's Initial Funds has a distinct investment objective which is different than that of the other Initial Funds. Each Initial Fund attempts to achieve its investment objective by corresponding to a specified multiple of the daily performance or inverse daily performance of a particular Underlying Index. The Initial Funds are indexed funds employing the same types of investment strategies as conventional index funds.

The Additional Funds and Future Funds will be structured and managed substantially the same as the Initial Funds that were issued by the Trust and afforded relief by the Commission in the Direxion Shares ETF Trust Response Letter. In addition, the Additional Funds and the Future Funds will be subject to the same conditions and representations as those made in connection with the Initial Funds. The Trust now requests that the relief afforded to the Initial Funds in the Direxion Shares ETF Trust Response Letter with regard to Rules 10b-17 and 14e-5 under the Exchange Act, and Rules 101 and 102 of Regulation M, be extended to cover similar trading and other specified transactions in the Additional Funds and the Future Funds.

In view of the substantial similarities between the Additional Funds, Future Funds, and the Initial Funds, the Staff will not recommend to the Commission enforcement action under Rules 10b-17 and 14e-5 under the Exchange Act, and Rules 101 and 102 of Regulation M, against persons or entities engaging in secondary market transactions in the Additional Funds and Future Funds on the NYSE Arca, Inc. or any other Market, or engaging in the creation and redemption of Creation Units of the Additional Funds and Future Funds in reliance on the relief granted to the Trust in the Direxion Shares ETF Trust Response Letter, subject to the same limitations and conditions.

The foregoing no-action positions taken under Rules 10b-17 and 14e-5 under the Exchange Act and Rules 101 and 102 of Regulation M, are based solely on your representations and the facts presented to Staff, and are strictly limited to the application of those rules to transactions involving the shares of the Additional Funds and Future Funds under the circumstances described above, in your letter dated December 15, 2008, and in the Direxion Shares ETF Trust Request Letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing no-action positions taken under Rules 10b-17 and 14e-5 under the Exchange Act, and Rules 101 and 102 of Regulation M, are subject to the condition that such transactions in shares of the Additional Funds, Future Funds, Equity Securities, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These no-action positions are subject to modification or revocation if at any time the Commission or Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these no-action positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

Very truly yours,

Josephine J. Tao
Assistant Director

Attachment

K&L|GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600
T 202.778.9000 www.klgates.com

December 15, 2008

Francine J. Rosenberger
D 202.778.9187
F 202.778.9100
francine.rosenberger@klgates.com

Josephine J. Tao
Assistant Director
Office of Trading Practices and Processing
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request for Additional Exemptive, Interpretive and No-Action Relief from Certain Rules under the Securities Exchange Act of 1934

Dear Ms. Tao:

SUMMARY OF PREVIOUSLY GRANTED RELIEF

We are writing on behalf of Direxion Shares ETF Trust (the "Trust") and its investment portfolios (each, a "Fund," and collectively, the "Funds"). On October 30, 2008, the Trust requested relief on behalf of itself, eight (8) of its investment portfolios (the "Initial Funds"), the New York Stock Exchange Arca, Inc. ("NYSE Arca"), or any other national securities exchange or national securities association on or through which the exchange-traded shares of the Trust ("Shares") may subsequently trade, Foreside Fund Services, LLC and persons or entities engaging in transactions in Shares, including Authorized Participants, from the staff of the Division of Trading and Markets ("Staff") of the Securities and Exchange Commission ("Commission") with respect to Rules 10b-17 and 14e-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rules 101 and 102 of Regulation M under the Exchange Act (the "Direxion Shares ETF Trust Request Letter"). The Staff granted the relief requested ("Existing Relief") in a letter addressed to the Trust dated October 31, 2008 (the "Direxion Shares ETF Trust Response Letter," and together with the Direxion Shares ETF Trust Request Letter, the "Direxion Shares ETF Trust Relief Letters"). The Trust listed the Shares of the Initial Funds on NYSE Arca in November 2008.[1] Unless otherwise noted, the terms in this letter have the same meaning as defined in the Direxion Shares ETF Trust Relief Letters.

1 On October 21, 2008, NYSE Arca received Commission approval pursuant to Section 19(b) of the Exchange Act of a rule change applicable to the trading of shares of the Initial Funds. *See* Rel. No. 34-58825, File No. SR-NYSE Arca-2008-89.

SUMMARY OF REQUEST TO EXTEND EXISTING RELIEF TO ADDITIONAL FUNDS AND FUTURE FUNDS

On October 6, 2008, the Trust was granted exemptive relief to offer Shares of the Initial Funds, among others, and future series ("Future Funds") that, similar to the Initial Funds, seek to achieve a multiple or a multiple of the inverse of the performance of additional equity securities indices.[2] In reliance on this relief, the Trust has listed on NYSE Arca Shares of additional Funds not included in the Direxion Shares ETF Trust Relief Letters (the "Additional Funds"). The Additional Funds that the Trust has listed on NYSE Arca are named in *Schedule A*. In addition to the Additional Funds listed in *Schedule A*, the Trust from time to time may list on NYSE Arca Shares of other Additional Funds and Future Funds not referenced in the Direxion Shares ETF Trust Relief Letters, but permitted by the Trust's existing exemptive relief. All of the Additional Funds and Future Funds will be subject to the same conditions and representations as those made in connection with the Initial Funds.[3] The Additional Funds and Future Funds will be structured substantially the same as the Initial Funds, and are intended to track either a multiple or a multiple of the inverse of a particular index, in substantially the same manner and to the same extent as the Initial Funds.[4] Therefore, the relief requested in this letter is identical to that requested and granted in the Direxion Shares ETF Trust Relief Letters.

The Trust is aware of the various response letters issued by the Division of Trading and Markets during the past few years in connection with certain "Class Relief" requested by, or on behalf of, exchange-traded funds ("ETFs") and others,[5] most recently the response letter from James A.

2 Investment Company Act Release Nos. 28434 (October 6, 2008) (order) and 28379 (September 12, 2008) (notice).

3 *Id.*

4 The Trust notes three minor changes to the operations of the Initial Funds. First, effective December 15, 2008, the Trust will reduce the size of a Creation Unit from 100,000 to 50,000 shares. The Trust does not presently foresee making any further changes to the size of a Creation Unit. Second, the Trust's Indicative Optimized Portfolio Value or "IOPV" will be calculated *either* by the Trust's Listing Market or by a data market vendor or other information provider. Third, purchase and redemption orders must be received in good order by the Trust's transfer agent, not its Distributor, by 4:00 p.m. Eastern Time in order to receive that day's net asset value per share.

5 *See*, for example, the request letter from the Derivatives Products Committee of the Securities Industry Association dated August 26, 2005 and the response letter from Catherine McGuire, Chief Counsel, Division of Market Regulation, to Georgia Bullitt, et al., dated November 21, 2005 with respect to an extension of relief granted in a prior letter to ETFs and certain broker-dealers from Section 11(d)(1) and Rules 10b-10, 11d1-2, 15c-5 and 15c-6; letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Ira Hammerman, Senior Vice President and General Counsel to the Securities Industry Association, dated July 18, 2005 granting relief with respect to Rule 10a-1 in riskless principal transactions; letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Ira Hammerman, Senior Vice President and General Counsel to the Securities Industry Association, dated January 3, 2005; and letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, dated August 17, 2001 to Claire P. McGrath of the AMEX for a recital of the conditions for the

Brigagliano, Acting Associate Director, Division of Market Regulation, entitled "Class Relief for Exchange Traded Index Funds" to Stuart Strauss dated October 24, 2006 (the "October Letter").

The Trust has carefully reviewed the October Letter and has concluded that the Class Relief extended therein to ETFs does not cover the Additional Funds and Future Funds. The Additional Funds and Future Funds do not qualify for the Class Relief because the terms of conditions 2, 3, and 5 set forth in the October Letter do not apply to Additional or Future Bear Funds. In addition, the terms of condition 5 may not apply to Additional or Future Bull Funds.

The Trust notes, however, that the October Letter also states that "requests for relief for products not meeting the above criteria will continue to be considered upon request on a case by case basis."[6] Given that the Additional Funds and Future Funds will be structured and managed substantially the same as the Initial Funds and that the relief requested herein is identical to that requested and granted in the Direxion Shares ETF Trust Relief Letters, the Trust respectfully requests that the Existing Relief be extended to cover the Additional Funds and Future Funds on the same terms and to the same extent as that for the Initial Funds.

PRECEDENT FOR EXTENDING EXISTING RELIEF TO ADDITIONAL FUNDS AND FUTURE FUNDS

Given that the Additional Funds and Future Funds will be structured and managed substantially the same as the Initial Funds and that relief requested herein is identical to the Existing Relief, we are requesting that the Existing Relief be extended to cover the Additional Funds named in *Schedule A* and any Future Funds by means of submitting this brief request letter rather than a lengthy request letter restating and amending the Direxion Shares ETF Trust Request Letter. The Staff has permitted this method on at least three other occasions: *See* the letter from W. John McGuire to Josephine J. Tao dated April 24, 2008 and the response from Josephine J. Tao dated April 24, 2008;[7] the letter from Kathleen H. Moriarty to James A. Brigagliano dated January 19, 2007 and the response from James A. Brigagliano to Kathleen H. Moriarty dated January 24, 2007;[8] and the letter from Edward S. Knight to James Brigagliano dated November 12, 2002[9] and the response from James Brigagliano to Edward S. Knight dated November 13, 2002.[10]

ETF "class exemption."

6 *See* October Letter at page 7.

7 http://www.sec.gov/divisions/marketreg/mr-noaction/2008/rydex042408.pdf.

8 http:/www.sec.gov/divisions/marketreg/mr-noaction/2007/proshares012407-msr.pdf.

9 http://www.sec.gov/divisions/marketreg/mr-noaction/nasdaq112002.pdf.

10 http://www.sec.gov/divisions/marketreg/mr-noaction/nasdaq111302.htm.

CONCLUSION

Based on the foregoing and on our conversations with the Staff, the Trust respectfully requests that the Commission and the Division of Trading and Markets grant the relief requested herein. The forms of relief requested are identical to those actions which the Commission and the Division of Trading and Markets have taken in the Direxion Shares ETF Trust Response Letter.

Thank you for your consideration of this request. The Trust intends to launch trading of the Shares of each of the Additional Funds listed in *Schedule A* as soon as practicable. In light of this schedule and the precedent for the requested relief, the Trust is hopeful that the requests set forth herein will be handled expeditiously. If you have any questions or would like additional information, please do not hesitate to call the undersigned at (202) 778-9187.

Sincerely,

Francine J. Rosenberger

cc: Ms. Joan Collopy
Division of Trading and Markets

Mr. Daniel O'Neill
Rafferty Asset Management, LLC

Schedule A

List of Additional Funds and Principal Investment Strategies

Developed Markets Bull 3X Shares
The Developed Markets Bull 3X Shares, under normal circumstances, creates long positions by investing at least 80% of its net assets in the equity securities that comprise the MSCI EAFE® Index. The Fund will also invest in Financial Instruments that, in combination, provide leveraged and unleveraged exposure to the MSCI EAFE® Index. On a day-to-day basis, the Developed Markets Bull 3X Shares also holds Money Market Instruments.

Developed Markets Bear 3X Shares
Under normal circumstances, the Developed Markets Bear 3X Shares creates short positions by investing at least 80% of its net assets in Financial Instruments that, in combination, provide leveraged and unleveraged exposure to the MSCI EAFE® Index, and the remainder in Money Market Instruments.

Emerging Markets Bull 3X Shares
The Emerging Markets Bull 3X Shares, under normal circumstances, creates long positions by investing at least 80% of its net assets in the equity securities that comprise the MSCI Emerging Markets Index℠. The Fund will also invest in Financial Instruments that, in combination, provide leveraged and unleveraged exposure to the MSCI Emerging Markets Index℠. On a day-to-day basis, the Emerging Markets Bull 3X Shares also holds Money Market Instruments.

Emerging Markets Bear 3X Shares
Under normal circumstances, the Emerging Markets Bear 3X Shares creates short positions by investing at least 80% of its net assets in Financial Instruments that, in combination, provide leveraged and unleveraged exposure to the MSCI Emerging Markets Index℠, and the remainder in Money Market Instruments.

Mid Cap Bull 3X Shares
The Mid Cap Bull 3X Shares, under normal circumstances, creates long positions by investing at least 80% of its net assets in the equity securities that comprise the Russell MidCap® Index. The Fund will also invest in Financial Instruments that, in combination, provide leveraged and unleveraged exposure to the Russell MidCap® Index. On a day-to-day basis, the Mid Cap Bull 3X Shares also holds Money Market Instruments.

Mid Cap Bear 3X Shares
Under normal circumstances, the Mid Cap Bear 3X Shares creates short positions by investing at least 80% of its net assets in Financial Instruments that, in combination, provide leveraged and unleveraged exposure to the Russell MidCap® Index, and the remainder in Money Market Instruments.

Technology Bull 3X Shares

The Technology Bull 3X Shares, under normal circumstances, creates long positions by investing at least 80% of its net assets in the equity securities that comprise the Russell 1000® Technology Index. The Fund will also invest in Financial Instruments that, in combination, provide leveraged and unleveraged exposure to the Russell 1000® Technology Index. On a day-to-day basis, the Technology Bull 3X Shares also holds Money Market Instruments.

Technology Bear 3X Shares

Under normal circumstances, the Technology Bear 3X Shares creates short positions by investing at least 80% of its net assets in Financial Instruments that, in combination, provide leveraged and unleveraged exposure to the Russell 1000® Technology Index, and the remainder in Money Market Instruments.

END